

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

By U.S. Mail and Facsimile to: (860) 435-0631

Richard J. Cantele, Jr.
President & Chief Executive Officer
Salisbury Bancorp, Inc.
5 Bissell Street
Lakeville, Connecticut 06039

>   **Re: Salisbury Bancorp, Inc.**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
>   **Quarterly Report on Form 10-Q for the quarters ended March 31, 2010,**
>   **June 30, 2010 and September 30, 2010**
>   **Filed March 22, 2010, May 17, 2010, August 9, 2010 and November 15, 2010**
>   **File No. 000-24751**

Dear Mr. Cantele:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 2. Properties, page 16

1.   We note your disclosure that the Bank's branch office in Sheffield, Massachusetts is located at 73 Main Street, Sheffield, Massachusetts and that the lease for this property has expired. In addition, your website indicates that the Bank's branch office in Sheffield, Massachusetts is located at 640 North Main Street, Sheffield, Massachusetts. Please advise us whether the Bank still operates a branch office located at 73 Main Street, or if the bank has extended the lease or rents the building on a "month to month" basis, and whether the property located at 640 North Main Street is leased or owned by the Bank.

Please also revise your future filings as appropriate. Refer to Item 102 of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, pages 63 – 64

2. Please tell us whether the persons listed under the heading "Additional Executive Officers" are "executive officers" as contemplated by Rule 3b-7 of the Securities Exchange Act of 1934. If they are, please provide the requisite disclosure for such officers in your future 10-Ks and proxy statements for annual shareholder meetings, including, without limitation, the information required by Item 401 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

3. You did not file executed versions of a number of your material contracts and other agreements included as exhibits to your 2009 10-K. Please confirm that all agreements were, in fact, executed. Also, please confirm that for any agreement that you determine is still a required exhibit to your upcoming 10-K, that you will file executed copies of those agreements with your next 10-K. In particular we note that the following exhibits appear to have been filed on EDGAR in unexecuted form:

- Consulting and Non-Compete Agreement, dated June 1, 2009, by and between Salisbury and John F. Perotti;
- Warrant to purchase Common Stock dated March 13, 2009; and
- Letter Agreement, dated March 13, 2009, including the Securities Purchase Agreement-Standard Terms, as supplemented by the letter dated March 13, 2009 relating to the American Recovery and Reinvestment Act of 2009 with the U.S. Treasury Department.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Senior Attorney